UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)

Capital Senior Living Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

140475104
(CUSIP Number)

Joshua Musher,
530 Fifth Avenue, 20th Floor
New York, NY 10036
212-452-9119
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box:  ☒

SCHEDULE 13D

CUSIP No. 140475104	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Arbiter Partners Capital Management LLC, 20-599-3147

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
4,490,769

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
4,490,769

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,490,769

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.95%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13D

CUSIP No. 140475104	Page 3 of 7 pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Paul J. Isaac

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
US citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
4,490,769

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
4,490,769

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,490,769

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.95%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Schedule 13D
Amendment No. 3

This Amendment No. 3 to the Statement on Schedule 13D filed on November 7, 2016 (this “Schedule 13D”), as previously amended on December 13, 2016 and December 20, 2016, relating to the common stock, $0.01 par value (the “Common Stock”), of Capital Senior Living Corporation, a Delaware company (the “Company”), is being filed by Arbiter Partners Capital Management LLC (“APCM”) and Paul J. Isaac.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 to this Schedule 13D is amended and restated as follows:

APCM serves as investment adviser to Arbiter Partners QP LP (“APQ”).  APQ and various accounts managed and/or administered by APCM have been purchasing shares in the issuer since March 2010. The total amount of funds used to purchase the shares is $73 million.  The source of funds is the capital of APQ and the various managed and/or administered accounts.

Item 4.	Purpose of Transaction

Item 4 to this Schedule 13D is amended by adding the following:

On March 7, 2017, APCM, APQ, Mr. Isaac and Ross B. Levin entered into an agreement (the “Support Agreement”) with the Company.  Pursuant to the Support Agreement, Mr. Isaac and Mr. Levin were appointed to the Board of Directors of the Company, effective March 7, 2017, to serve until the Company’s 2018 annual meeting of its shareholders.

Pursuant to the Support Agreement, APCM, APQ and Messrs. Isaac and Levin agreed to, among other things, refrain from: (i) engaging in certain proxy contest activities, (ii) entering into voting agreements, (iii) seeking to effect any merger, business combination, restructuring or other extraordinary transaction, (iv) instituting any litigation against the Company, (v) taking actions in support of: (a) changing or influencing the Board or management (including by nominating any person for election to the board of directors), or (b) any material change in the Company’s business, corporate strategy or corporate structure (including by submitting any proposal at, or bringing any business before, the 2017 annual or special meetings) or (vi) acquiring beneficial ownership of more than 15.25% of the Company’s common stock, in each case, until the Expiration Date (as defined in the Support Agreement).

APCM, APQ and Messrs. Isaac and Levin also agreed to vote in favor of all nominees recommended by the Board for election to the Board at the Company’s 2017 annual meeting of its shareholders (the “2017 Meeting”), as well as in favor of certain of the Board’s proposals at the 2017 Meeting.

The foregoing description of the Support Agreement is not complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed as Exhibit 99.2 to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 to this Schedule 13D is amended and restated as follows:

(a) – (b)  APCM may be deemed to own beneficially 4,490,769 shares of Common Stock, or 14.95% of the Common Stock outstanding.1  Of these shares, 4,161,189 or 13.85% are held by APQ, and the remainder are held in accounts managed and/or administered by APCM including accounts for the benefit of the family of Paul J. Isaac (the “Accounts”).

By reason of its position as investment adviser to APQ and as manager and/or administrator of the Accounts, APCM may be deemed to possess the power to vote and dispose of the shares of Common Stock held by APQ and the Common Stock held in the Accounts.  By reason of his responsibility for the supervision and conduct of all investment activities of APCM, Mr. Isaac may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by APCM.

(c)          The following table sets forth information with respect to each purchase of Common Stock that was effectuated by APCM in the open market during the past 60 days.

Date	Number of Shares	Price Per Share	Cost
3/1/2017	145,129	$15.29	$2,219,022
3/2/2017	100,00	15.13	1,513,000

Of these amounts, purchases of 123,360 shares on March 1, 2017 and 78,489 shares on March 2, 2017 were on behalf of APQ. The remainder of the purchases were on behalf of the Accounts.

(d)          The beneficial owners of the Accounts may be deemed to have the right to receive dividends from or the proceeds of sale of the securities in the Accounts.  None of such interests relates to more than five percent of the outstanding Common Stock.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 to this Schedule 13D is amended by adding the following:

On March 7, 2017, APCM, APQ and Messrs. Isaac and Levin entered into the Support Agreement.  See Item 4.

Item 7.	Material to Be Filed as Exhibits

99.1	Agreement of joint filing pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended.

99.2
Support Agreement, dated March 7, 2017, by and among Capital Senior Living Corporation,  Arbiter Partners Capital Management LLC, Arbiter Partners QP, LP, Paul J. Isaac and Ross B. Levin (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on March 8, 2017).

[1]	Based upon 30,035,019 shares of Common Stock outstanding as of February 24, 2017, as reported in the Company’s Annual Report on Form 10-K for the year ended 2016.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: As of March 10, 2017

ARBITER PARTNERS CAPITAL MANAGEMENT LLC

By: /s/ Joshua Musher
Name: Joshua Musher
Title: Chief Operating Officer

Paul J. Isaac
/s/ Paul J. Isaac